EXHIBIT 99.10

FOR IMMEDIATE RELEASE

                  SUNBEAM CORPORATION COMMENTS ON DISTRIBUTION
                             OF SHARES BY STEINHARDT

         Fort Lauderdale, FL, (September 18, 1996) -- Sunbeam Corporation (NYSE:SOC) commented on today's announcement by the Steinhardt funds that they are distributing to their investors the shares of Sunbeam common stock formerly held by the funds. Sunbeam noted that the distribution is pursuant to Steinhardt's plans, announced in October, 1995, to wind down all its funds and to distribute substantially all of the assets in the funds to the investors by the end of 1996.
         Albert Dunlap, Sunbeam's Chairman and CEO, stated: "We welcome to the Sunbeam shareholder family the individual and institutional investors who previously were 'indirect' investors in Sunbeam through the Steinhardt funds. We look forward to these investors continuing to share in the revitalization of Sunbeam as we work to increase shareholder value."
         Sunbeam also announced that, in light of the distribution-in-kind of the shares by Steinhardt, Shimon Topor, who has served as Steinhardt's representative on Sunbeam's Board of Directors, has resigned from the Board. A replacement for Mr. Topor will be named shortly.
         Sunbeam Corporation is a leading consumer products company that designs, manufactures and markets, nationally and internationally, a diverse portfolio of outdoor and household brand name products. The Company's Sunbeam(R) and Oster(R) brands have been household names for generations, both domestically and abroad, and the Company is a market leader in many of its product categories.

         Contact:          Media:                   Investor Relations:
                           Pete Judice              John DeSimone
                           New York                 SUNBEAM CORPORATION
                           (212) 614-4506           (954) 767-2100